AMENDMENT NO. 1 ON
                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                          For the month of August 2005

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

                                EXPLANATORY NOTE

This Amendment No.1 is being filed in connection with the incorporation by reference of this Report in the Registrant's Registration Statement on Form F-2 (File No. 333-126909), to include Management's Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2005 and for the six months then ended, as required by Item 8.A.5 of Form 20-F.

This Amendment No.1 on Form 6-K/A amends in its entirety the Registrant's Report on Form 6-K for the Month of August 2005, as filed with the Securities and Commission on August 3, 2005.

     On August 2, 2005, the Registrant announced its financial results for the six month and three month periods ended June 30, 2005. Attached hereto as
Exhibit 99.1 is the press release relating to such announcement. Attached hereto as Exhibit 99.2 are the Registrant's unaudited interim consolidated financial statements for the six month and three month periods ended June 30, 2005.

     Attached hereto as Exhibit 99.3 is Management's Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2005 and for the six months then ended.



     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              TOWER SEMICONDUCTOR LTD.



Date: September 22, 2005                      By: /S/ Nati Somekh Gilboa
                                              --------------------------
                                              Nati Somekh Gilboa
                                              Corporate Secretary